UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K
Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

January 9, 2004

Date of Report (Date of earliest event reported)

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933

Registrant's telephone number (including area code)

Item 9. Regulation FD Disclosure.

On January 9, 2004 First Financial Holdings, Inc. announced that it expects revenues from the sale of mortgage loans for its first fiscal quarter will be substantially less than gains reported in the previous quarter ended September 30, 2003 and the comparable quarter ended December 31, 2002.

For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Exhibit Index.

Exhibit (99.1). Press release dated January 9, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: January 9, 2004

Exhibit 99.1

Press release dated January 9, 2004.

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
Senior Vice President
(843) 529-5601

FIRST FINANCIAL ISSUES GUIDANCE FOR FIRST QUARTER

Charleston, South Carolina (January 9, 2004) – First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that it expects revenues from the sale of mortgage loans for its first fiscal quarter ended December 31, 2003 will be approximately $200,000, substantially less than gains reported in the previous quarter ended September 30, 2003 and the comparable quarter ended December 31, 2002. The Company had anticipated a slowdown in residential fixed-rate originations, however, reported gains will also be lower than the Company's internal projections for the first quarter.

President and Chief Executive Officer A. Thomas Hood commented, "Fiscal 2003 was the strongest mortgage origination year in the Company's history led by record refinancing activity due principally to historically low interest rates. During the first quarter of fiscal 2004, we have seen a significant decline in demand for new commitments related to residential lending. It may take several quarters for activity to regain momentum after so much of the demand was satisfied last year. We have already taken steps to reduce the number of mortgage processing units and personnel in light of slower originations and expect operating cost reductions to be more fully realized during subsequent quarters. Our 2004 forecast for total single-family lending is $410 million, or approximately 43% of fiscal 2003 volumes. Based on our internal estimates of the mix of portfolio and saleable loans, we initially projected gains from sales of mortgage loans of $2.0 million during fiscal 2004, or approximately 75% less than gains from sales of mortgage loans during fiscal 2003. However, since our initial projections, we are seeing very competitive rates in our markets, which may likely reduce the gross revenues expected from sales of loans for fiscal 2004. Based on the above and other preliminary data on operations, we expect diluted earnings per common share in our first fiscal quarter to range from $0.40 to $0.42 when reported later this month."

First Financial is the holding company of First Federal, which operates 45 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort Counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides brokerage, trust and insurance services through First Southeast Investor Services, First Southeast Fiduciary and Trust Services and First Southeast Insurance Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially

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from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2003. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts, nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.